FRANK J. HARITON • ATTORNEY - AT – LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

February 9, 2007

Jill Davis, Esq, Branch Chief

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Parafin Corporation
Form 10-KSB for Fiscal Year Ended September 30, 2005, etc.
File No. 0-09071

Dear Ms. Davis:

I am securities counsel to Parafin Corporation and am writing to confirm my telephone message last week and telephone conversation this week with Jennifer Goeken of your office.

We are in receipt of your January 26, 2007 letter. Our response has been delayed because George Brenner, our independent auditor has been incapacitated by a stroke and is unlikely to be able to perform professional services for the foreseeable future. We are making arrangements to engage a new auditor. Upon doing so, we will file an appropriate Form 8-K and proceed to filing our response to your letter.

Very truly yours,

Frank J. Hariton